Companhia Brasileira de Distribuição (CBD)

Sales Performance — April 2005

São Paulo, Brazil, May 16, 2005 — Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (PN)], announces its sales performance for April 2005 (preliminary and non-audited). Information is presented in a consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law.

Gross sales in April 2005 totaled R$ 1,289.0 million, a 1.7% drop in comparison to April 2004. Net sales totaled R$ 1,075.6 million, increasing by 1.0% when compared to the same period of the previous year.

Same store sales dropped by 1.3% in nominal terms and by 8.7% in real terms. April performance was impacted by two main factors: (i) strong comparison base, due to Easter occurring in April in 2004 (at least seven hundred basis points) and (ii) early signals of slowdown in economy and drop in consumers’ confidence.

Same store sales of Non-food products showed a nominal growth of 20.7%. Food products sales dropped by 6.3%, affected by the stronger impact of the Easter effect. Once again, the best performance within the Company was in the CompreBem business unit.

The Company believes that the economic scenario is still uncertain, which makes difficult to forecast any consumption behavior for the coming months. Trends in April and the first half of May indicate that the retail sector was negatively affected, either by the high volume of loans and financing made by consumers, or by the reversion of the upward curve in income. Thus, we are more cautious in our sales outlook for 2005, and we will promptly disclose any change in the initially released targets, as soon as we have a clearer view of the sector’s trend.

Obs.: Same store sales figures include only stores whose operating period is longer than 12 months.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD)

Fernando Tracanella
Investor Relations Director

Daniela Sabbag
Investor Relations Manager

Phone: (+55 11) 3886 0421 Fax: (+55 11) 3884 2677
E-mail: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br

Statements included in this report regarding the Company's business prospects, outlook for operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and therefore are subject to change.